January 10, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Ms. Jan Woo

Re:	Exeo Entertainment, Inc.
Registration Statement on Form S-1 (Amendment 4)
File No. 333-190690
Filed: August 16, 2013

Dear Ms. Woo:

Further to your telephone call to Mr. William O’Neal, Exeo Entertainment, Inc. hereby requests acceleration of its Registration Statement on Form S-1, as amended, as per the above noted, as of 4:00 PM Eastern Standard Time on Friday, January 10, 2014, or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

Pursuant to your earlier correspondence, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further queries or responses to Mr. William O’Neal, our corporate attorney, at 530-386-8085.

Yours truly;

/s/ Scott Amaral

Robert Scott Amaral, CEO

cc: William O’Neal, South Milhausen, P.A. – via email and fax

4478 Wagon Trail Ave · Las Vegas, NV 89118 · Phone 702-361-3188 · Fax 702-361-4359